O’Neill Law Group PLLC		435 Martin Street, Suite 1010
Blaine, WA 98230

Stephen F.X. O’Neill*	Christian I. Cu**	Telephone: (360) 332-3300
Facsimile: (360) 332-2291
E-mail: son@stockslaw.com

File #4384
May 25, 2005
VIA EDGAR & FEDEX
THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 0409
Washington, D.C. 20549

Attention: David H. Roberts, Staff Attorney

Dear Sirs:

RE:	RANCHO SANTA MONICA DEVELOPMENTS INC. (the “Company”)
	-	SEC File Number 333-122375
	-	Amendment No. 2 to Form SB-2
	-	Originally Filed January 28, 2005 and Amendment No. 1 Filed March 30, 2005

We write on behalf of Rancho Santa Monica Developments Inc. (the “Company”) in response to your comment letter dated April 13, 2005 regarding the above-referenced Form SB-2 filing (the “Comment Letter”). On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, a second amended Registration Statement on Form SB-2/A (as revised, the "Amended SB-2"). We enclose with this letter a copy of the Amended SB-2, along with a redlined copy reflecting the changes from the previous filing.

In addition to the Amended SB-2, we also provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the AmendedSB-2.

GENERAL COMMENTS

1.	PLEASE CONTINUE TO MONITOR THE UPDATING REQUIREMENTS OF ITEM 310(G) OF REGULATION S-B.

In response to this comment, the Company has updated the Amended SB-2 in accordance with Item 310(g) of Regulation S-B.

RISK FACTORS, PAGE 6

WE HAVE YET TO ATTAIN PROFITABLE OPERATIONS AND BECAUSE WE WILL NEED ADDITIONAL FINANCING TO FUND THE DEVELOPMENT OF OUR PROPERTY OUR ACCOUNTANTS BELIEVE THERE IS SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN, PAGE 6.

2.	PLEASE DISCLOSE THE AMOUNT OF MONEY YOU WILL NEED TO SPEND IN ORDER TO COMPLETELY DEVELOP YOUR PROPERTY, COMPLETE THIS OFFERING AND HAVE YOUR PROPERTY ABLE TO BE RENTED OUT AND GENERATE REVENUES.

VANCOUVER OFFICE:	O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650
*Washington and British Columbia Bars **Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: Mr. David H. Roberts

In response to this comment, the Company has revised the indicated risk factor to disclose that the Company will be required to expend $15,000 on completing the development of its Solidaridad property before it can generate revenues from the property.

WE DO NOT CARRY COMPREHENSIVE LIABILITY INSURANCE. AS A RESULT, SHOULD AN UNINSURED LOSS OCCUR, WE COULD LOSE OUR CAPITAL INVESTED IN THE SOLIDARIDAD PROPERTY AS WELL AS THE ANTICIPATED FUTURE REVENUES FROM SUCH PROPERTY, PAGE 9.

3.
WE REFER TO THE FINAL SENTENCE IN YOUR DISCUSSION OF THIS RISK FACTOR. PLEASE REVISE TO DISCLOSE THE ESTIMATED COST OF OBTAINING COMPREHENSIVE INSURANCE COVERAGE FOR YOUR PROPERTY AND HOW YOU INTEND TO PAY THIS COST. ALTERNATIVELY, AS WRITTEN, YOUR DISCLOSURE SERVES TO MITIGATE THE RISK YOU ARE PRESENTING AND IS NOT APPROPRIATE. PLEASE REVISE.

In response to this comment, the Company has deleted the last sentence in the indicated risk factor.

OUR ADOPTION OF STOCK BASED BENEFIT PLANS AND FUTURE EQUITY FINANCINGS MAY DILUTE YOUR OWNERSHIP INTERESTS, PAGE 11

4.
WE NOTE YOUR RESPONSE TO OUR COMMENT 10. THE NARRATIVE PORTION OF THIS RISK FACTOR FAILS TO DISCUSS THE RISK THAT THE ADOPTION OF YOUR STOCK BASED BENEFIT PLANS AND FUTURE EQUITY FINANCINGS MAY DILUTE OWNERSHIP INTERESTS. PLEASE REVISE THIS RISK FACTOR SO THAT THE NARRATIVE REFLECTS THE RISK NOTED IN THE TITLE OF THIS SECTION.

In response to this comment, the narrative in the risk factor does address the dilution risks to the stock compensation plan and equity financing. See the first paragraph in the risk factor which states that, “The 2004 Plan will increase our future compensation costs, thereby reducing our earnings, and shareholders may experience a reduction in ownership interest in the event newly issued shares are used to fund awards made under the plan”, and the second paragraph of the risk factor which states, “...we anticipate continuing to rely on equity sales of our common stock in order to fund our business operations. Issuances of additional shares will result in dilution to our existing stockholders”.

DESCRIPTION OF BUSINESS, PAGE 21

IN GENERAL, PAGE 21

5.
WE NOTE YOUR RESPONSE TO OUR COMMENT 25 DID NOT DISCUSS YOUR CONSTRUCTION COSTS TO DATE. PLEASE REVISE TO STATE THE AMOUNT OF YOUR CONSTRUCTION COSTS TO DATE. IF YOU HAVE NOT INCURRED ANY CONSTRUCTION COSTS, PLEASE NOTE AS MUCH.

In response to this comment, the Company has revised the disclosure under the heading “In General” on page 21 of the Amended SB-2 to provide that the Company has not incurred any construction costs to date.

6.
ON PAGE 22, YOU STATE THAT YOU “WILL BE REQUIRED TO EXPEND AND ADDITIONAL $10,000 TO COMPLETE CONSTRUCTION OF THE CABANAS, RECEPTION AREA, SEWER SYSTEM AND WATER FACILITIES.” HOWEVER, IN THIS SECTION YOU STATE THAT YOU WILL “BE REQUIRED TO EXPEND AND ADDITIONAL $15,000 TO COMPLETE THE DEVELOPMENT OF [YOUR] PROPERTY.” PLEASE ADVISE US AS TO THE REASON FOR THE DISCREPANCY OR REVISE AS NECESSARY.

In response to this comment, as disclosed in the table on page 27 of the Amended SB-2, the Company expects to: (i) expend $10,000 on completing construction of its cabanas, reception area, sewer system

O’Neill Law Group PLLC	3
United States Securities and Exchange Commission
Attention: Mr. David H. Roberts

and water facilities, and (ii) to expend an additional $5,000 on obtaining regulatory approvals and organizing its staff for provision of property management services and cabana rental services.

7.
WE NOTE YOUR RESPONSE TO OUR COMMENT 26 DID NOT DISCUSS WHAT PERCENTAGE OF THE CONSTRUCTION REMAINS ON THE APARTMENT UNITS AND THE ESTIMATED TIME OF COMPLETION. PLEASE REVISE TO STATE WHAT PERCENTAGE OF THE CONSTRUCTION REMAINS ON THE APARTMENT UNITS AND THE ESTIMATED TIME OF COMPLETION.

In response to this comment, the Company has revised the disclosure under the heading “In General” to disclose that Ms. Galan-Rios has applied for all remaining permits to complete construction of the apartment units which are 80% complete at present, and that the units are expected to be completed by August, 2005.

8.
PLEASE PROVIDE MORE DISCLOSURE REGARDING THE PROPERTY THAT YOU OWN. FOR EXAMPLE, PLEASE DESCRIBE THE AMENITIES THAT WILL BE PROVIDED TO RENTERS, THE SIZE OF THE CABANAS, HOW MANY PEOPLE THE CABANAS SLEEP, ETC. IN ADDITION, PLEASE DESCRIBE WHAT THE RECEPTION AREA WILL CONSIST OF.

In response to this comment, the Company has revised the disclosure under the heading “Plan of Operation” on page 26 of the Amended SB-2.

ACQUISITION OF SOLIDARIDAD PROPERTY, PAGE 22

9.
ON PAGE 21, YOU STATE THAT YOUR PROPERTY DEVELOPMENT IS 80% COMPLETE. IN THIS SECTION, YOU NOTE THAT PRIOR TO ENTERING INTO THE PURCHASE AGREEMENT ON NOVEMBER 29, 2004 MS. GALAN-RIOS COMPLETED 80% OF THE CABANAS, RECEPTION AREA, SEWER SYSTEM AND WATER FACILITIES. PLEASE REVISE TO EXPLAIN WHY NO ADDITIONAL WORK HAS BEEN COMPLETED ON THE SOLIDARIDAD PROPERTY SINCE PRIOR TO NOVEMBER 29, 2004.

In response to this comment, the Company has revised the disclosure under the heading “Acquisition of Solidaridad Property” to disclose that Ms. Galan-Rios cannot complete the remaining 20% of the construction of the apartment units on the adjoining property until the PROFEPA permit is received.

10.
WE REFER TO THE THIRD BULLET POINT UNDER THIS HEADING THAT INDICATES THAT THE NINE APARTMENT BUILDINGS WHICH ARE BEING CONSTRUCTED ARE INTENDED TO BE SOLD OR LEASED TO POTENTIAL TENANTS. PLEASE EXPAND YOUR DISCLOSURE TO DISCUSS WHAT RECOURSE, IF ANY, YOU HAVE IF THE APARTMENTS ARE SOLD, RATHER THAN RENTED. IN OTHER WORDS, PLEASE DISCUSS WHETHER THE MANAGEMENT, MAINTENANCE AND SEPTIC AND WATER SERVICES ARE DEPENDENT UPON THE APARTMENTS BEING RENTED OR WHETHER YOU WOULD RECEIVE THE SAME FEES IF THE APARTMENTS ARE SOLD.

In response to this comment, please see the revised disclosure under the heading “Plan of Operation” on page 26 of the Amended SB-2.

11.
PLEASE DISCLOSE, IF TRUE, THAT YOU WILL HAVE TO EMPLOY THIRD PARTIES TO CONDUCT THE MANAGEMENT, MAINTENANCE AND WATER AND SEPTIC SERVICES THAT YOU ARE COMMITTED TO PROVIDE TO THE APARTMENT UNITS. PLEASE DISCUSS THE COSTS ASSOCIATED WITH PROVIDING THESE SERVICES THROUGH THIRD PARTIES. TO THE EXTENT YOU HAVE ENTERED INTO ANY AGREEMENTS WITH THESE THIRD PARTIES, PLEASE FILE SUCH AGREEMENTS AS MATERIAL EXHIBITS TO THE REGISTRATION STATEMENT.

O’Neill Law Group PLLC	4
United States Securities and Exchange Commission
Attention: Mr. David H. Roberts

In response to this comment, please see the revised disclosure under the heading “Acquisition of Solidaridad Property” and “Plan of Operation” in the Amended SB-2. The Company presently does not have any written agreements with its third party contractors to provide the management, maintenance and septic services to the apartment units on the adjoining property. All understandings and arrangements with the Company’s consultants are presently verbal.

REVENUE, PAGE 22

12.
WE NOTE YOUR RESPONSE TO OUR COMMENT 34. PLEASE SUPPLEMENTALLY PROVIDE FURTHER DETAIL ON THE SURVEY THAT WAS CONDUCTED BY MANAGEMENT. THIS DETAIL SHOULD INCLUDE, BUT SHOULD NOT BE LIMITED TO, YOUR SAMPLE SIZE FOR THE SURVEY AND THE TYPE OF BUSINESSES SURVEYED. TO THE EXTENT THE SURVEY CONDUCTED WAS INFORMAL, PLEASE TELL US WHY YOU BELIEVE THAT THIS IS A SUFFICIENT BASIS TO SUPPORT THE PROJECTED OCCUPANCY AND RENTAL RATES INCLUDED IN THE TABLE. PLEASE SEE ITEM 10 OF REGULATION S-B.

In response to this comment, we enclose supplementally details of the survey conducted on the Company’s behalf.

13.
IF YOU CHOOSE TO PRESENT A TABULAR PRESENTATION OF YOUR PROJECTED REVENUE STREAMS, PLEASE ALSO INCLUDE A TABULAR PRESENTATION OF THE EXPENSES YOU WILL INCUR IN CONNECTION WITH GENERATING THESE REVENUES. FOR EXAMPLE, A PORTION OF THE FEES YOU WILL GENERATE FROM PROVIDING SERVICES TO THE APARTMENT UNITS WILL IMMEDIATELY BE USED TO PAY FOR A THIRD PARTY TO CONDUCT THESE ACTIVITIES.

In response to this comment, please see the revised disclosure under the heading “Revenue” on page 28 of the Amended SB-2.

COMPETITION, PAGE 24

14.	WE NOTE YOUR RESPONSE TO OUR COMMENT 37 DID NOT DISCUSS YOUR METHODS OF COMPETITION. PLEASE REVISE TO STATE YOUR METHODS OF COMPETITION. REFER TO ITEM 101(B)(4).

In response to this comment, please see the revised disclosure under the heading “Competition” on page 24 of the Amended SB-2.

PLAN OF OPERATION

15.
PLEASE DISCLOSE WHAT TYPE(S) OF MARKETING EFFORTS YOU INTEND TO PURSUE IN ORDER TO ADVERTISE YOUR PROPERTY, WHEN COMPLETED. IN CONNECTION WITH THIS, PLEASE DISCLOSE THE ESTIMATED COSTS OF CONDUCTING A MARKETING CAMPAIGN.

In response to this comment, please see the revised disclosure under the heading “Plan of Operation” on page 26 of the Amended SB-2.

INVESTMENT POLICIES, PAGE 28

16.
WE NOTE YOUR RESPONSE TO OUR COMMENT 46. YOU STATE THAT BECAUSE YOU DO NOT OWN LEGAL TITLE TO THE SOLIDARIDAD PROPERTY YOU “ARE RESTRICTED IN [YOUR] ABILITY TO PLACE A MORTGAGE ON THE PROPERTY.” PLEASE REVISE THIS SECTION TO DISCUSS WHETHER YOU BY-LAWS, ARTICLES OF INCORPORATION OR ANY OTHER DOCUMENTS RESTRICT YOUR ABILITY TO PLACE MORTGAGES ON THE PROPERTY YOU CURRENTLY OWN OR OTHERS THAT YOU MAY PURCHASE IN THE FUTURE.

O’Neill Law Group PLLC	5
United States Securities and Exchange Commission
Attention: Mr. David H. Roberts

In response to this comment, the Company has revised the disclosure under the heading “Investment Policies” as requested.

FINANCIAL STATEMENTS

STATEMENT OF CASH FLOWS

17.
YOUR STATEMENT OF CASH FLOWS INDICATES THAT CASH PAID FOR PROPERTY DURING THE PERIOD TOTALED $30,000. HOWEVER FOOTNOTE 3 TO THE FINANCIAL STATEMENTS INDICATES THAT TOTAL CASH PAYMENTS MADE THROUGH NOVEMBER 30, 2004 WERE $25,669. PLEASE EXPLAIN THE DIFFERENCE OR REVISE YOUR STATEMENTS ACCORDINGLY.

In response to this comment, the statement of cash flows contained in the audited financial statements for the period ended November 30, 2004, has been revised to reflect net cash paid for the acquisition of the Solidaridad Property.

2. SIGNIFICANT ACCOUNTING POLICIES

H) FOREIGN CURRENCY TRANSLATION

18.
WE HAVE CONSIDERED YOUR RESPONSE TO OUR PRIOR COMMENT 52 AND THE RELATED REVISIONS TO YOUR FINANCIAL STATEMENTS. REVISE YOUR FOOTNOTE TO PROVIDE A DISCUSSION OF THE MANNER IN WHICH THE COMPANY ACCOUNTS FOR FOREIGN CURRENCY TRANSLATION ADJUSTMENTS AND NET GAINS AND LOSSES RESULTING FROM FOREIGN EXCHANGE TRANSACTIONS. REFER TO SFAS 52.

In response to this comment, Note 2(h) to the audited financial statements for the period ended November 30, 2004, has been revised to disclose accounting treatment of foreign exchange gains or losses resulting from translations.

LEGAL OPINION

19.
WE NOTE YOUR CONSENT TO USE THE LEGAL OPINION IS DATED AS OF JANUARY 25, 2005, PRIOR TO THE REVISIONS TO THE OPINION REQUESTED BY OUR LAST COMMENT LETTER. PLEASE FILE A NEW CONSENT WITH YOUR NEXT AMENDMENT.

In response to this comment, we have filed a revised consent to our legal opinion, as requested.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

“Stephen F.X. O’Neill”

STEPHEN F.X. O'NEILL
SON/clk
Enclosures
cc:           Rancho Santa Monica Developments Inc.
                Attn: Mr. Graham Alexander, President